SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of June 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

On June 17, 2002 the Registrant issued a press release, entitled: "Riverdeep and IBM Announce 'Riverdeep Learning Village' at NECC Conference."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date June 24, 2002

By: WHBke

Name: William H Burke

Title CFO

RIVERDEEP AND IBM ANNOUNCE 'RIVERDEEP LEARNING VILLAGE' AT NECC CONFERENCE

New Instructional Portal Enhances Educational Experience

SAN ANTONIO, TX - June 17, 2002 - Riverdeep Interactive Learning (NASDAQ: RVDP) and IBM today announced a new release of Learning Village -- IBM educational software that today becomes a part of the Riverdeep family of products. The product is being jointly marketed and sold and will be known as Riverdeep Learning Village™.

Riverdeep, a global leader in the development and distribution of multi-platform K-12 educational products, assumed development responsibility for Learning Village under a Strategic Alliance between the two companies announced in June, 2001. The alliance agreement also provides for the ownership of IBM Learning Village to transfer to Riverdeep.

The new release of Riverdeep Learning Village will run on IBM's WebSphere® Application Server, providing a rich, e-business application deployment environment with a complete set of application services including capabilities for transaction management, security, clustering, performance, availability, connectivity and scalability. In addition, Riverdeep Learning Village will showcase user interface enhancements and provide greater flexibility to integrate the portal throughout a district's existing technology infrastructure.

Riverdeep Learning Village is an instructional portal providing a single point of access for K-12 educators, students and their parents with tools that improve teaching, enhance student achievement, and facilitate continuous improvement in our schools. It combines the strengths of both companies -- the IT integration and services expertise of IBM and the award-winning K-12 curriculum of Riverdeep.

Learning Village grew out of the IBM Reinventing Education grant program, now a $70 million corporate initiative to work with school partners throughout the world to develop and implement innovative education solutions. Designed to solve some of education's toughest problems, Riverdeep Learning Village will play a key role in helping school districts leverage technology to meet the national education reform guidelines brought forth by the No Child Left Behind Act of 2001.

"Providing Learning Village with a home in an educational software company is a natural evolution for this product," said Robin Willner, IBM's director of Corporate Community Relations. "Learning Village is helping our nation's schools better apply technology to raise student achievement and school performance -- one of the primary goals of our Reinventing Education program. Learning Village will remain an integral part of that program going forward."

IBM will be the primary provider of implementation services for Riverdeep Learning Village, supported by a breadth of partnerships and technology alliances that help schools access a tightly integrated, total solution offering from one provider - enabling a single point of contact and coordination. Through the IBM/Riverdeep Strategic Alliance, school districts are able to take advantage of unparalleled K-12 experience and expertise in successful K-12 technology implementations worldwide. Riverdeep will maintain responsibility for all future enhancements and technical support for the application.

"We're very excited about taking over Learning Village and strengthening our relationship with

IBM," said Gail Elizabeth Pierson, Riverdeep's President of Product Development and Operations. "The combination of Riverdeep content with IBM technology has proven to be an attractive offering for schools and districts. Now we intend to take Learning Village to the next level by offering it as an instructional portal, and as an integrated component with our courseware -- both core curriculum and supplemental, including our Learning Management System and Professional Development offerings. This combination will deliver to schools the solutions they need to impact student achievement. Existing Learning Village customers will have the opportunity to migrate to the newest release of what will now be called Riverdeep Learning Village in late 2002."

"Our district purchased additional applications and services for Learning Village following the initial roll-out," said Christine Master, administrative director for the Division of Instructional Technology and Media for Miami-Dade County Public Schools. "Since that time, we have been extremely satisfied with Learning Village, the associated professional development and IBM's overall project management and support. Enhanced by Riverdeep's software expertise, Learning Village will continue to help us achieve our vision for educational technology by improving our teachers' understanding of comprehensive district curriculum and instructional strategies."

Key Riverdeep Learning Village Features:

-Provides easy to use instructional framework that enables districts to build, create, link, and maintain their curriculum
-Provides teachers secure access to all the district's Web-based applications using a browser
-Facilitates collaboration and feedback among all participants of the learning community
-Allows for the integration of award-winning Riverdeep curricular content into the powerful Learning Village instructional environment
-Provides online peer review of lesson plans to determine best practices
-Encourages more parent involvement by keeping them informed of their children's progress, school and classroom activities
-Helps Administrators manage the communication and learning environment within their state, district, and individual schools
-Assures school boards of the highest-quality infrastructure and learning materials

About IBM

IBM is the world's largest information technology company, with more than 80 years of leadership in helping businesses innovate. Drawing on resources from across IBM and key Business Partners, IBM offers a wide range of services, solutions and technologies that enable customers, large and small, to take full advantage of the new era of e-business. For more information about IBM, visit http://www.ibm.com.

About Riverdeep Group plc

Riverdeep provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K-12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools; support and professional development offerings via riverdeep.net, helping educators integrate technology with curriculum and to assess and improve student performance. Riverdeep's science, math and language arts learning activities are correlated to national and state curriculum standards. These award-winning products including Riverdeep's Destination Math, Science Explorer, Science Gateways, and Tangible MATH, are accessible via riverdeep.net and are available on CD-ROM for all major operating platforms. Recent additions to

Riverdeep's product offerings include EdVantage's language arts courses, Edmark's early learning software and The Learning Company's offerings which include Reader Rabbit, Carmen Sandiego, ClueFinders, and Oregon Trail.

Riverdeep was founded in 1995 and is headquartered in Dublin, Ireland, with U.S. headquarters in Cambridge, Massachusetts. For more information, write to Riverdeep, 125 CambridgePark Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit www.riverdeep.net; or send a note to info@riverdeep.net.